Exhibit 99.1

FOR IMMEDIATE RELEASE

GOLD ROYALTY CORP. ANNOUNCES APPOINTMENT OF SAMUEL MAH AS VICE PRESIDENT, EVALUATIONS

Vancouver, British Columbia – July 6, 2021 – Gold Royalty Corp. (“GRC” or the “Company”) (NYSE American: GROY) is pleased to announce the appointment of Samuel Mah as Vice President, Evaluations of the Company.

John Griffith, Chief Development Officer of GRC commented: “With over two decades of industry experience, including leadership roles with both royalty and streaming as well as operating companies, Samuel will have an immediate impact at GRC. Samuel adds to the already unparalleled technical depth of our board and management with 300 years of collective sector experience. It is also an opportune time to add further technical bench strength following the recently announced transaction to merge with Ely Gold Royalty Inc. (“ELY”) (TSX-V: ELY) as we combine a peer leading portfolio of approximately 100 precious metals royalties in the Americas with one of the most liquid, debt-free balance sheets among our peer group.”

Samuel Mah commented: “I am pleased to be joining the GRC team at this exciting phase of growth for the Company. Looking beyond the successful IPO, strong balance sheet and combination with ELY, the Company has a peer leading resource endowment coupled with a robust development pipeline to provide significant organic growth now and into the future. I look forward to capitalizing on the strong balance sheet and capital markets presence to further enhance the portfolio and to continue to grow net asset value per share for our stakeholders”

Mr. Mah has more than 24 years of experience in the mining industry comprised of a unique blend of senior / junior producers (such as SSR Mining, Great Panther Mining, Goldcorp and Placer Dome - now Barrick Gold), mine consulting firms (such as AMEC Americas and SRK Consulting) and the first metal streaming company, Silver Wheaton (now Wheaton Precious Metals). Over the past decade, Mr. Mah has leveraged his experience gained from conducting the technical appraisal and due diligence reviews for over 350 projects and mines across 43 countries to improve his track record of M&A success.

Mr. Mah is a Registered Professional Engineer and holds a Bachelor of Applied Science in Mining and Mineral Process Engineering, and a Master of Applied Science degree, both from the University of British Columbia.

Mr. Mah has also been appointed as Director, Engineering Studies for GoldMining Inc. (“GoldMining”) (TSX: GOLD; NYSE American: GLDG) where he will play an integral role in the planned advancement of GoldMining’s extensive portfolio of gold and gold-copper projects in the Americas. GoldMining has made recent announcements about initiating preliminary economic studies on several of their key properties as they transition towards advancing and developing their properties for the benefits of their stakeholders, including Gold Royalty Corp which owns NSR royalties ranging from 0.5-2.0% on 17 of the GoldMining properties. See GoldMining’s press releases dated March 18, June 1 and June 21, 2021 for further information.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists of net smelter return royalties ranging from 0.5% to 2.0% on 18 gold properties covering 12 projects located in the Americas.

For additional information, please contact:

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) and involve known and unknown risks, uncertainties and other factors that may cause GRC’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Such forward-looking statements, including but not limited to statements relating to: the proposed acquisition of Ely; the anticipated timing, benefits and effects of the completion thereof, the proposed advancement of properties underlying the Company’s royalty interests and the Company’s future growth plans, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, obtaining required shareholder and regulatory approvals in connection with the proposed acquisition of Ely; any inability to satisfy the other conditions to such completion or to realize the benefits of the proposed transaction, any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties and the ability of the Company to carry out its growth plans and other factors set forth in the Company’s publicly filed documents under its profiles at www.sedar.com and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.